September 2, 2005
VIA EDGAR AND OVERNIGHT COURIER
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karen J. Garnett, Esq.

Re:	NNN 2003 Value Fund, LLC Amendment No. 2 to Registration Statement on Form 10 Registration Statement No. 000-51295
Ladies and Gentlemen:
This letter is submitted on behalf of NNN 2003 Value Fund, LLC, a Virginia limited liability company (the “Company”), together with Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement Form 10, which was originally filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2005, and Amendment No. 1 to the Form 10 (“Amendment No. 1”), which was filed with the Commission on July 27, 2005.
As stated in the “Explanatory Note” on page 1 of Amendment No. 2, the Company is filing Amendment No. 2 to restate its consolidated statement of cash flows for the year ended December 31, 2004 and the quarter ended March 31, 2005. Amendment No. 2 does not reflect events occurring after the filing of Amendment No. 1 or modify or update disclosures affected by subsequent events except in connection with the restatements.
Further, Amendment No. 2 does not respond to the Commission’s comment letter dated August 30, 2005 (the “Comment Letter”).
The Company is in the process of updating its disclosure and will respond to the Comment Letter in Amendment No. 3 to the Form 10. The Company intends to file Amendment No. 3 as soon as practicable.
Courtesy copies of Amendment No. 2 will be delivered to you by the Company’s financial printer, Bowne & Co., Inc., together with blacklined copies that compare Amendment No. 2 to Amendment No. 1. If you have any questions or require any additional information with respect to the matters discussed in this letter, please call the undersigned at 714-667-8252.
Sincerely,
/s/ Andrea R. Biller
Andrea R. Biller, Esq.
(Triple Net Properties, LLC)

cc:	Peter T. Healy, Esq. of O’Melveny & Myers LLP